Inergy, L.P.

Inergy Propane, LLC

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

September 10, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. John Fieldsend

Re:	Farm & Home Retail Oil Company LLC (the “Registrant”)
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-158066-03) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Inergy Propane, LLC, a Delaware limited liability company (“Inergy Propane”), hereby requests that the above-captioned Registration Statement be withdrawn with respect to the Registrant (as defined above) effective as of the date hereof or as soon thereafter as practicable. Pursuant to an Agreement of Merger, the Registrant was merged with and into Inergy Propane on May 31, 2009, with Inergy Propane being the limited liability company that survived the merger. The registration statement on Form S-3 (File No. 333-158066) has been further amended to remove the Registrant as a co-registrant. Inergy Propane represents that no securities have been offered or sold pursuant to the Registration Statement.

Accordingly, Inergy Propane respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement with respect to the Registrant (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (816) 531-4680, with a copy to Gillian A. Hobson of Vinson & Elkins L.L.P., Inergy Propane’s outside legal counsel, via facsimile at (713) 615-5794.

Please call Ms. Hobson at (713) 758-3747 with any questions regarding this request for withdrawal.

Sincerely, INERGY PROPANE, LLC

By:	/s/ Michael K. Post
Name: Title:	Michael K. Post Assistant General Counsel

cc:	Gillian A. Hobson, Esq.

Vinson & Elkins L.L.P.

Via Facsimile